UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	Page 2 of 7 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,210,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,210,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	Page 3 of 7 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,210,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,210,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 023111206	Page 4 of 7 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Sterling III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,772
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 69,772
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 023111206	Page 5 of 7 Pages
SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, Amendment No. 3 to Schedule 13D filed on October 11, 2022, Amendment No. 4 to Schedule 13D filed on January 11, 2023, Amendment No. 5 to Schedule 13D filed on January 19, 2023, Amendment No. 6 to Schedule 13D filed on February 8, 2023, Amendment No. 7 to Schedule 13D filed on February 10, 2023, and Amendment No. 8 to Schedule 13D filed on February 14, 2023 (the Initial Schedule 13D as so amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 9 is being filed to amend Item 4, Item 5(a) and Item 7 as follows:

Item 4.  Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:

On February 14, 2023, Sarissa Capital issued the press release attached as Exhibit 12 hereto.

Item 5. Interest in Securities of the Issuer. Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	The Sarissa Reporting Persons may be deemed to beneficially own, in the aggregate, 25,210,000 Shares representing approximately 6.22% of the outstanding Shares (the “Sarissa Shares”). Mr. Sterling may be deemed to beneficially own, in the aggregate, 69,772 Shares representing approximately 0.02% of the outstanding Shares (the “Sterling Shares”), including call options representing 5,500 Shares (as further described in Item 6). Percentages of the outstanding Shares are based upon the 405,209,963 Shares outstanding as of January 23, 2023, including 384,708,057 ADSs, and 20,501,906 Ordinary Shares, as set forth in Schedule 14A of the Issuer filed with the SEC on January 31, 2023.

Item 7.  Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 12 – Press Release, February 14, 2023

CUSIP No. 023111206	Page 6 of 7 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	Senior Partner, General Counsel

/s/ Alexander J. Denner
Alexander J. Denner

/s/ Louis Sterling III
Louis Sterling III

CUSIP No. 023111206	Page 7 of 7 Pages
SCHEDULE 13D

INDEX TO EXHIBITS
Exhibit 12 – Press Release, February 14, 2023